

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2019

Via E-mail
Devinder Kumar
Chief Financial Officer
Advanced Micro Devices, Inc.
2485 Augustine Drive
Santa Clara, California 95054

Re: Advanced Micro Devices, Inc.
Form 10-Q for the Quarterly Period Ended March 30, 2019
Exhibit No. 10.1 Wafer Supply Agreement Amendment No. 7
Filed May 1, 2019
File No. 001-07882

Dear Mr. Kumar:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance